SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

World Acceptance Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

981419104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	981419104

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, Manulife Asset Management Limited and Manulife Asset Management (US) LLC.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

CUSIP No.	981419104

1	NAME OF REPORTING PERSON Manulife Asset Management (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

26,140

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

26,140

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,140
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.29%

12	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS

CUSIP No.	981419104

1	NAME OF REPORTING PERSON Manulife Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

667,153

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

667,153

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

667,153
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.48%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

CUSIP No.	981419104

1	NAME OF REPORTING PERSON Manulife Canadian Focused Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

0

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

0

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,492 shares owned directly by the Fund. Manulife Asset Management Limited has sole voting and dispositive power over these shares.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.83%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer:
World Acceptance Corp

Item 1(b)	Address of Issuer's Principal Executive Offices: 108 Frederick Street Greensville, South Carolina, 29607

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiaries, Manulife Asset Management Limited (“MAML”)and Manulife Asset Management (US) LLC ("MAM (US)"), and is also made on behalf of Manulife Canadian Focused Fund.

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC, MAML and Manulife Canadian Focused Fund are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MAM (US) is located at 197 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship:
MFC is organized and exist under the laws of Canada.
MAM (US) is organized and exists under the laws of the State of Delaware.
MAML and Manulife Canadian Focused Fund are organized and exist under the laws of Ontario.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 981419104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:	(g) (X)	a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MAM (US):	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

MAML:	(j) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(J).

Manulife Canadian Focused Fund:	(j) (X)	a non-U.S. institution in accordance with
§240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount Beneficially Owned: MAML has beneficial ownership of 667,153 shares of Common Stock of which Manulife Canadian Focused Fund owns directly 609,496 shares, and MAM (US) has beneficial ownership of 26,140 shares of Common Stock. Through its parent-subsidiary relationship to MAML and MAM (US), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 8,918,740 shares outstanding as of November 3, 2015 according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 6, 2015, MAML held 7.48% of which Manulife Canadian Focused Fund held directly 6.83%. and MAM (US) held 0.29%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:
MAML and MAM (US) each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:
MAML and MAM (US) each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory schemes applicable to MAML, are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 8, 2016	Title:	Agent*

Manulife Asset Management (US) LLC

	By:	/s/ Paul Donahue
	Name:	Paul Donahue
Dated: February 8, 2016	Title:	Chief Compliance Officer

Manulife Asset Management Limited

	By:	/s/ Joshua Margolian
	Name:	Joshua Margolian
Dated: February 8, 2016	Title:	Assistant Secretary

Manulife Canadian Focused Fund

	By:	/s/ Joshua Margolian
	Name:	Joshua Margolian
Dated: February 8, 2016	Title:	Assistant Secretary

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Asset Management (US) LLC, Manulife Asset Management Limited and Manulife Canadian Focused Fund agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of World Acceptance Corp, is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 8, 2016	Title:	Agent*

Manulife Asset Management (US) LLC

	By:	/s/ Paul Donahue
	Name:	Paul Donahue
Dated:February 8, 2016	Title:	Chief Compliance Officer

Manulife Asset Management Limited

	By:	/s/ Joshua Margolian
	Name:	Joshua Margolian
Dated: February 8, 2016	Title:	Assistant Secretary

Manulife Canadian Focused Fund

	By:	/s/ Joshua Margolian
	Name:	Joshua Margolian
Dated: February 8, 2016	Title:	Assistant Secretary

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.